UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Guinness Ghana Breweries Limited

B.	(1) This is [check one]
☒ an original filing for the Filer
☐ an amended filing for the Filer
C.	Identify the filing in conjunction with which this Form is being filed:
	Name of registrant:	Guinness Ghana Breweries Limited
	Form type:	Form CB in connection with a rights offering of Guinness Ghana Breweries Limited
File number (if known):
	Filed by:	Guinness Ghana Breweries Limited
	Date filed (if filed concurrently, so indicate):	October 17, 2011 (filed concurrently with this Form F-X)
D.	The Filer is incorporated or organized under the laws of: Republic of Ghana
	and has its principle place of business at:	Kaasi Industrial Area P.O. Box 1536, Kumasi, Ghana Telephone: +233 302 428 000 +233 302 428 003
E.	The Filer designates and appoints Diageo North America Inc. (“Agent”) located at:
801 Main Avenue Norwalk, CT 06850 Telephone: +1 203 229 7132
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities qualified by the Filer on Form CB on October 17, 2011 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB in connection with which this Form F-X is being filed.

Each filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
Each person filing this Form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of Form F-X, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kumasi, Country of Ghana this 17th day of October, 2011.

Filer:    Guinness Ghana Breweries Limited

By:       /s/ Rob Pilkington

Name:  Rob Pilkington

Title:    Finance Director

This statement has been signed by the following person in the capacity and on the date indicated.

By:       /s/ Gabriel Bisio

Agent for Service of Process

Name:  Gabriel Bisio

Title:    Director, Diageo North America Inc.

Date:    October 17, 2011